                                                                       EXHIBIT G

                   MANAGEMENT AND COST REIMBURSEMENT AGREEMENT

      THIS AGREEMENT (this "Agreement") is executed and delivered on the 19th day of March, 2004, with an effective date of October 1, 2003, among AMERALIA, INC., a Utah corporation ("AmerAlia"), SENTIENT EXECUTIVE GP I, LIMITED, ACTING ON BEHALF OF THE GENERAL PARTNER OF SENTIENT GLOBAL RESOURCES FUND I, L.P., SENTIENT (AUST) PTY. LIMITED, ACTING ON BEHALF OF SENTIENT GLOBAL RESOURCES TRUST NO. 1 (collectively "Sentient"), NATURAL SODA HOLDINGS, INC., a Colorado corporation (the "Company"), and NATURAL SODA, INC. (the "Subsidiary").

                                    RECITALS:

      A. The Company anticipates that AmerAlia will perform managerial and audit services for the Company and the Subsidiary and will assist with budgetary services for the Company and the Subsidiary, will incur certain costs and expenses directly allocable to the Company or the Subsidiary, and will incur general and administrative expenses (overhead), a portion of which will be allocable to the Company or the Subsidiary, all on the terms set forth herein.

      B. Sentient desires to consent to AmerAlia's compensation and reimbursement for the activities described in Recital A pursuant to this Agreement.

      C. AmerAlia, Sentient, the Company and the Subsidiary are also entering into the Securityholder Agreement as of the date hereof (the "Securityholder Agreement").

      D. As a condition to entering into the Debenture Purchase Agreement dated as of the date hereof between AmerAlia, Sentient, the Subsidiary and the Company (the "Debenture Purchase Agreement"), the Company has requested that AmerAlia provide the Company managerial, budgetary and audit services and Sentient has consented to the provision of such services.

      NOW, THEREFORE, intending to be legally bound and for good and adequate consideration, the receipt and sufficiency whereof both AmerAlia and Sentient acknowledge, the parties hereto agree as follows:

      1. MANAGEMENT SERVICES. The Company shall operate through its board of directors and management. The Subsidiary shall operate through its board of directors and management. AmerAlia (through its board of directors and management, principally through its President and Chief Financial Officer) will generally manage the operations of the Company and the Subsidiary. Through this managerial role, AmerAlia will not have any power to act on behalf of the Company or the Subsidiary, but AmerAlia (through its management, principally through its President and Chief Financial Officer) may raise issues for the management and board of directors of the Company and the Subsidiary to consider with respect to their respective operations, contractual compliance, and other matters. AmerAlia may also, in its discretion, make available to the employees of the Company and the Subsidiary participation in employee benefit plans, equity incentive plans, and other plans that AmerAlia has or may in the future adopt for the benefit of its employees and the employees of its subsidiaries (including, without limitation, the Company and the Subsidiary).

      2. PAYMENTS TO AMERALIA. The Company shall compensate AmerAlia for its management services, for assistance with the preparation of the Annual Budget (as defined in the Securityholder Agreement) and for providing audit services at the rate of $700,000 per year through September 30, 2005, payable monthly in arrears, and reimburse AmerAlia for its costs hereunder on an accountable basis provided the costs are consistent with the Company's budgets as approved by its board of directors.

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During the first year of this Agreement, the Company shall reduce the annual payment to AmerAlia by any amounts advanced to AmerAlia prior to the Agreement for these services; provided that any such reduction shall be prorated over the year. AmerAlia and the Subsidiary will renegotiate the annual payment for years following September 30, 2005.

      3. BUDGET SERVICES. AmerAlia shall cause the Company and the Subsidiary to prepare the Annual Budget for the Company and the Subsidiary as set forth in
Section 3.05 of the Securityholder Agreement and shall manage and assist such preparation. AmerAlia shall also cause the Company and the Subsidiary to revise the Annual Budget as recommended by the Directors of the Company and the Subsidiary.

      4. TRANSACTIONS WITH AFFILIATES. If (in acting pursuant to this Agreement) AmerAlia engages affiliates to provide services hereunder, it shall do so on terms no less favorable to the Company or the Subsidiary (as applicable) than would be the case in arm's-length transactions with unrelated persons and it shall do so only in compliance with any agreements to which the Company or the Subsidiary is a party.

      5. AUDIT SERVICES. Within 90 days after the end of each fiscal year, AmerAlia shall cause independent certified public accountants selected by AmerAlia (with the consent of the board of directors of the Company with respect to the audit conducted of the Company's books and records, and with the consent of the board of directors of the Subsidiary with respect to the audit conducted of the books and records of the Subsidiary) to conduct an audit of the books and records of each of the Company and the Subsidiary. The audit shall be conducted in accordance with generally accepted auditing standards and shall cover all books and records maintained by the Company and the Subsidiary, as applicable, all assets and encumbrances, and all transactions and operations conducted during such fiscal year, including production and inventory records and all costs for which AmerAlia sought reimbursement under this Agreement, together with all other matters customarily included in such audits.

      6. INDEMNIFICATION.

            (a) In additional consideration for receiving payment for the services pursuant to this Agreement, AmerAlia will indemnify and hold the Company, the Subsidiary and Sentient harmless from and against any Claims arising against the Company, the Subsidiary and Sentient from the following obligations (the "Indemnified Obligations"):

                  (i) amounts related to E.E. Kinder Co. incurred through February 29, 2004;

                  (ii) Marvin L. Hudson;

                  (iii) Doug Kemmerer in excess of certain amounts expressly assumed as set forth in Exhibit D to the Debenture Purchase Agreement and subject to Section 7.4 of the Debenture Purchase Agreement;

                  (iv) amounts related to U.S. Filter Wastewater Group, Inc. in excess of $860,000 paid in settlement to U.S. Wastewater Group, Inc.;

                  (v) Obligations to the Bank of America, Charles D. O'Kieffe, Philip Georgouses, Ralph W. Applegate, Jr., Robert Woolard, and the JKM Partnership; and

                  (vi) Any other liabilities that the Company or the Subsidiary did not expressly assume as set forth in Exhibit D to the Debenture Purchase Agreement.

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                                                                       EXHIBIT G

            (b) For the purposes of this Section 6, the term "Claims" means any and all money that the Company or the Subsidiary has paid, must pay or is requested to pay as a result of demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including without limitation, reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents or representatives of the Company or the Subsidiary as a result of any Indemnified Obligations.

            (c) The Company may withhold payments under this Agreement to offset against obligations that AmerAlia may owe to the Company pursuant to this provision, any promissory note to the extent then due and payable, or any other matured contractual obligation of AmerAlia to the Company.

      7. PLEDGE. Sentient hereby consents to the pledge by AmerAlia of its benefits under this Agreement to U.S. Filter Wastewater Group, Inc. as security for AmerAlia's obligation under its promissory note to U.S. Filter Wastewater Group, Inc. dated February 21, 2003.

      8. NOTICES. All notices, payments and other required or permitted communications ("NOTICES") to the parties shall be in writing, and shall be addressed respectively as follows:

            IF TO AMERALIA:        AmerAlia, Inc.
                                   Attn: Chairman
                                   20971 East Smoky Hill Rd
                                   Centennial, CO 80015
                                   Tel: 720-876-2373
                                   Fax: 720-876-2374

            WITH A COPY TO:        Holland & Hart LLP
                                   555 17th Street, Suite 3200
                                   Denver, Colorado 80202
                                   Attention:  Sandra P. Velasco
                                   Tel: 303-295-8000
                                   Fax: 303-295-8261

            IF TO SENTIENT:        Sentient Executive GP I, Limited (on
                                   behalf of the General Partner of Sentient
                                   Global Resources Fund 1, L.P.)
                                   Third Floor, Harbour Centre, PO Box 10795APO
                                   George Town, Grand Cayman, Cayman Islands
                                   Attn: Kim McLaughlin
                                   Tel: (345) 946 0933
                                   Fax: (345) 946 0921

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                                                                       EXHIBIT G

Sentient (Aust) Pty Limited                      Sentient Asset Management
Trustee of Sentient Global Resources Trust No. 1 Canada Limited
Level 9, 20 Loftus Street                        1010 Sherbrooke Street West
Sydney, NSW 2000                                 Suite 1512
Australia                                        Montreal, Quebec H3A-2R7 Canada
Attn: Peter Cassidy, Director                    Attn: Mark Jackson, Director
Tel: (612) 8243-2904                             Tel: (514) 223-2578
Fax: (612) 8243-2990                             Fax: (514) 223-2575

            IF TO THE COMPANY:            to the Company in care of AmerAlia

            IF TO THE SUBSIDIARY:         to the Subsidiary in care of AmerAlia

All Notices shall be given (a) by personal delivery to the party, (b) by electronic communication, capable of producing a printed transmission, (c) by registered or certified mail return receipt requested; or (d) by overnight or other express courier service. All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication. Any party may change its address by Notice to the other parties.

      9. GENDER. The singular shall include the plural, and the plural the singular wherever the context so requires, and the masculine, the feminine, and the neuter genders shall be mutually inclusive.

      10. CURRENCY. All references to "DOLLARS" or "$" herein or in any budget shall mean lawful currency of the United States of America.

      11. HEADINGS. The subject headings of the Sections and Subsections of this Agreement and the Paragraphs and Subparagraphs of the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

      12. TERM. This Agreement will expire on September 30, 2005, except for
Section 6, unless, prior to its expiration, the Company (with the approval of two-thirds of its directors) agrees by resolution to extend this Agreement on terms reasonably acceptable to AmerAlia. A majority of the board of directors of the Company may terminate this Agreement except for Section 6 before the expiration of its term if:

            (a) AmerAlia shall commence a voluntary case under the United States Bankruptcy Code or insolvency laws as now or hereafter in effect or any successor thereto (the "Bankruptcy Code"); or an involuntary case is commenced against the Company under the Bankruptcy Code and the petition is not controverted within 30 days, or is not dismissed within 60 days, after commencement of such involuntary case; or a "custodian" (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or any substantial part of the property of the Company or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such proceeding which remains undismissed for a period of 60 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company makes a general assignment for the benefit of creditors;

                                       4
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                                                                       EXHIBIT G

or the Company shall fail to pay, or shall state that it is unable to pay its debts generally as they become due; or the Company shall call a meeting of all of its creditors with a view to arranging a composition or adjustment of its debts; or the Company shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company for the purpose of effecting any of the foregoing;

            (b) AmerAlia defaults under its obligations to Jacqueline B. Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended, Charles D. O'Kieffe, Robert Woolard, any holders of the Company's Secured Promissory Notes secured by the Series A Debentures and Series C Debentures issued of a date even herewith, and such party exercises its remedies pursuant to such default;

            (c) an Event of Default (as defined in the Debentures which are defined in the Securityholders Agreement) shall have occurred and the Holders (as defined in the Debentures) of the Debentures shall have exercised their remedies thereunder;

            (d) AmerAlia shall sell or transfer its shares of the Company's common stock.

      13. WAIVER. The failure of any party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such party's right thereafter to enforce any provision or exercise any right.

      14. MODIFICATION. No modification of this Agreement shall be valid unless made in writing and duly executed by all parties hereto.

      15. DISPUTE RESOLUTION.

            (a) All claims, disputes or other controversies arising out of, or relating to, this Agreement and any other claims, disputes or controversies arising out of or relating to the management or operations of the Company or the Subsidiary (hereinafter collectively referred to as a "Dispute") shall initially be submitted to a senior officer or a member of the board of directors from each party to a Dispute for resolution by mutual agreement between said officers (which senior officers or director will not be a Person who is involved in the regular operations of the Company or the Subsidiary). Any mutual determination by the senior officers shall be reduced to writing and become final and binding upon the parties. However, should such senior officers fail to arrive at a mutual decision as to the Dispute within 20 days after notice to the senior officers of the Dispute, the parties shall then attempt to resolve such Dispute by mediation in accordance with the terms and provisions set forth in the following paragraph.

            (b) The parties agree that if the Senior Officers are unable to resolve the Dispute pursuant to the preceding paragraph, either party may submit the Dispute to JAMS, Inc. (WWW.JAMSADR.COM and 949-224-1810, "JAMS"), or its successor, for mediation, and if the Dispute is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration. Any party to this Agreement may commence mediation by providing to JAMS and the other parties a written request for mediation, setting forth the subject of the Dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from JAMS' panel of neutrals, and in scheduling the mediation proceedings promptly, not later than 20 days after such request for mediation. The parties covenant that they will participate in the mediation in good faith, and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by

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                                                                       EXHIBIT G

the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. Any party may initiate arbitration with respect to the Disputes submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session or 45 days after the date of filing the written request for mediation, whichever occurs first. The mediation may continue after the commencement of arbitration if the parties so desire. Unless otherwise agreed by the parties, the mediator shall be disqualified from serving as arbitrator in the case. The provisions of this Clause may be enforced by any court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party against whom enforcement is ordered.

      16. FURTHER ASSURANCES. Each of the parties shall take, from time-to-time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

      17. ENTIRE AGREEMENT; SUCCESSORS AND ASSIGNS. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties.

      18. COUNTERPARTS. This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of more than one party be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

                                       6
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                                                                       EXHIBIT G

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AMERALIA, INC.                                 NATURAL SODA HOLDINGS, INC.

By: /s/ Bill H. Gunn                           By: /s/ Bill H. Gunn
   -------------------------------------          ------------------------------
Name: Bill H. Gunn                             Name: Bill H. Gunn
Title: President                               Title: Chairman

                                               NATURAL SODA, INC.

                                               By: /s/ Bill H. Gunn
                                                  ------------------------------
                                               Name: Bill H. Gunn
                                               Title: Chairman

SENTIENT EXECUTIVE GP I, LIMITED, ON           SENTIENT (AUST) PTY. LIMITED, AS
BEHALF OF THE GENERAL PARTNER OF               TRUSTEE OF SENTIENT GLOBAL
SENTIENT GLOBAL RESOURCES FUND I, L.P.         RESOURCES TRUST NO. 1

By: /s/ Mark A. Jackson                        By: /s/ Peter Cassidy
   -------------------------------------          ------------------------------
   Mark A. Jackson, Director                      Peter Cassidy, Director

                   MANAGEMENT AND COST REIMBURSEMENT AGREEMENT